SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Related-Party Transactions – 01/20

Notice about Related-Party Transactions

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), pursuant to CVM Instruction no. 480, of December 7, 2009, hereby discloses to its shareholders and to the market in general the following related-party transaction:

Names of Related Parties	Copel Geração e Transmissão S.A. and Banco Nacional de Desenvolvimento Econômico e Social - BNDES.
Relationship with the Company

Copel Geração e Transmissão S.A., a legal entity governed by private law and a privately-held corporation, having as sole shareholder Companhia Paranaense de Energia - COPEL, which has among its relevant shareholders BNDES Participações S.A. (BNDESPAR), whose parent company is Banco Nacional de Desenvolvimento Econômico e Social (BNDES).

Transaction Date	June 03, 2020
Purpose of the Agreement

Financing Agreement entered into by Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and Copel Geração e Transmissão S.A., with the purpose of providing financial support to repay the cash disbursed in the implementation of the project and completion of works related to the set of transmission assets belonging to Contract no. 006/2016-ANEEL, known as “Lot E”.

Main Terms and Conditions

Total financing amounts to R$432,112,000.00 (four hundred and thirty-two million, one hundred and twelve thousand reais) divided into 10 (ten) subcredits.

Remuneration rate: consumer price index (IPCA) variation added to an interest rate spread of 4.82% per year (IPCA + 4.82% per year).

Amortization: i) R$206,882,000.00 (two hundred and six million, eight hundred and eighty-two thousand reais) in 283 (two hundred and eighty-three) successive monthly installments, beginning on June 15, 2020 and; ii) R$225,230,000.00 (two hundred and twenty-five million, two hundred and thirty thousand reais) in 267 (two hundred and sixty-seven) successive monthly installments, beginning on October 15, 2021.

Related-Party Transactions – 01/20

Information about the participation of the counterparty, its  partners  or  management  in  the Company’s  decision-making process regarding the  transaction  or its negotiation  as representatives  of  the  Company, describing such participation

Technical negotiations were conducted between BNDES and Copel Geração e Transmissão S.A., observing technical and financial parameters and criteria established by the bank for the provision of financial support in the implementation of infrastructure projects.

The execution of the agreement was approved by the Company's Board of Directors, pursuant to the minutes of the 50th Ordinary Meeting of the Board of Directors of Copel Geração e Transmissão S.A., held on February 12, 2020. The granting of guaranty by Companhia Paranaense de Energia - Copel for the financing agreement was approved on February 12, 2020, according to the Minutes of the 199th Ordinary Meeting of the Board of Directors.

Detailed justification why the issuer’s management considers that the transaction observes commutative conditions or provides for appropriate compensatory payment

In order to optimize its projects and in line with internal policies, the Company obtains quotes and seeks the best financing conditions offered by financial institutions.

BNDES is one of the largest development banks in the world and, currently, it is the Federal Government's main instrument for long-term financing and investment in all segments of the Brazilian economy.

Because it is a state-owned company, not a commercial bank, BNDES promotes innovation and development. It offers financing in infrastructure and makes its conditions available prior to auctions, independently, therefore, of who the winner is. This alone already demonstrates that the transaction is conducted on an arm’s length basis.

Thus, the Company's management considers that the transaction has observed commutative conditions and provides for adequate compensatory payment.

Curitiba, June 10, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 10, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.